Dallas Luxury Team Joins The Real Brokerage

Top-performing Hershenberg Group brings 14 agents to North Texas

TORONTO & NEW YORK - July 18, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that it has expanded its presence throughout the Dallas-Fort Worth metropolitan area with the addition of the Hershenberg Group. Led by Michael Hershenberg, the 14-agent team ranks as one of the highest producing in North Texas.

"Dallas is one of the largest and most active housing markets in the country, and we are thrilled to welcome Michael and his team to Real," said Real President Sharran Srivatsaa. "Michael's focus on client service and leveraging technology to provide customized marketing plans that are tailored to each property his team represents has allowed the Hershenberg Group to rise to the top of the Dallas luxury market."

Hershenberg began his residential real estate career in 2015 at one of the nation's largest brokerage firms, where he earned the distinction of Rookie of the Year. Since that time, the Hershenberg Group has consistently been among the top producers in the Dallas metro, ranking No. 3 in the region in 2022 with total sales of more than $100 million.

After doubling its sales volume in each of the past three years, the team had a record month in April 2023 with closed sales of nearly $36 million and is on track to double its sales volume again this year. The team serves all of North Texas and recently expanded to Frisco.

"Joining Real has been one of the most impactful moves of my career. I now have a state-of-the-art consumer platform and process that helps my team bring value to all of our listing and buyer clients. With Real's incentives to grow our community of Realtors, we now have a way to share our expertise with others as we broaden our presence throughout Dallas-Ft. Worth. We look forward to changing the way real estate is done in North Texas," Hershenberg said.

In addition to earning a reputation for their customized marketing plans that include digital staging that showcase a home's potential, the team also has capitalized on Dallas' position as one of the nation's top 10 moving destinations with the formation of Team for New Texans. Formed by Hershenberg and his father and fellow team member, John Hershenberg, the group serves as a network for DFW-based professionals who offer a broad-scope of services for families moving to the Dallas-Fort Worth area. In addition to providing an online directory of more than 60 service providers necessary for new Texans, the group meets monthly to encourage professional development and networking.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Communications

elisabeth@therealbrokerage.com

201.564.4221